UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Receipt of Nasdaq Letter

On January 23, 2024, Universe Pharmaceuticals INC (the “Company”) applied to transfer its ordinary shares, originally listed on the Nasdaq Global Market, to the Nasdaq Capital Market (the “Capital Market”), as allowed under the Nasdaq Listing Rules. On January 30, 2024, Nasdaq Listing Qualifications notified the Company that its transfer from the Nasdaq Global Market to the Capital Market was approved, and the Company’s securities were transferred to the Capital Market at the opening of business on February 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: February 7, 2024	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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